EXHIBIT  11

SI DIAMOND TECHNOLOGY, INC.

COMPUTATION OF (LOSS) PER COMMON SHARE

	Three months ended December 31,		Year ended December 31,

	2001	2000	2001	2000

Computation of income ( loss ) per common share:

Net income (loss) applicable to common shareholders	$(1,263,610)	$(2,901,179)	$(5,166,559)	$(7,761,342)

Weighted average number of common shares	66,859,367	59,671,805	64,716,156	57,379,240

Net income (loss) per common share	$(0.02)	$(0.05)	$(0.08)	$(0.14)

No computation of diluted loss per common share is included for the any periods because such computation results in an antidilutive loss per common share.